UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-34084
POPULAR, INC. U.S.A. 401(K) SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUÑOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k)
Savings & Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Index
December 31, 2010 and 2009

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as not applicable or not required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
New York, NY
June 27, 2011

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments, at fair value (see Note 5)	$79,171,112	$71,191,567

Receivables:
Participants’ contributions	—	989
Notes Receivable from participants	2,093,771	2,014,550

Total receivables	2,093,771	2,015,539

Total assets	81,264,883	73,207,106

Liabilities
Refundable excess contribution	4,211	33,458

Total liabilities	4,211	33,458

Net assets available for benefits at fair value	81,260,672	73,173,648

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	892,955	878,377

Net assets available for benefits	$82,153,627	$74,052,025

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statements of Net Assets Available for Benefits
Year Ended December 31, 2010

Additions (deductions) to net assets attributed to:
Investments income
Net appreciation in fair value of investments (See Note 5)	$8,339,684
Dividends	332,387
Interest income, investments	510,678

Total investment income	9,182,749
Interest income on notes receivable from participants	107,891

Total income on investments and notes receivable from participants	9,290,640

Contributions:
Participant	4,004,800
Rollovers from external sources	456,689
Transfers in — other plans	4,793,217

Total contributions	9,254,706

Total additions attributed to investments, notes and contributions	18,545,346

Deductions from net assets attributed to:
Benefits paid to participants	10,283,543
Refundable contribution	4,211
Administrative expenses	155,990

Total deductions	10,443,744

Net increase in Net Assets	8,101,602

Net assets available for plan benefits:
Beginning of year	$74,052,025

End of year	$82,153,627

See accompanying notes to the financial statements

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is effective as of March 1, 1997.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employee of the Plan Sponsor who have completed 30 days of service. The Plan covers employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Banco Popular North America (“BPNA”) and Banco Popular de Puerto Rico. The Principal Financial Group (PFG) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee.

Effective January 1, 2010, the Plan added the following definition to the Definition Section of Article I: BPNA Pension Plan Account Contributions means the lump sum amount received by an Active Participant from the Popular, Inc. USA Retirement Plan as a result of the termination of such plan that is transferred to this Plan, other than as a Rollover Contribution. The Plan will accept the elective transfer of a Participant’s lump sum distribution from the Popular, Inc. USA Retirement Plan that would otherwise be includible in the Participant’s gross income. Such a transfer shall be allocated to the Participant Account. The portion of the Participant’s Account resulting from BPNA Pension Plan Account Contribution is 100% vested and nonforfeitable at all times.

Effective October 1, 2010, the employees of EVERTEC Group ceased participation in the Plan due to the sale of the Unit. The distribution options were made available to these employees as if they were terminated.

Effective December 2010, the Plan added the following definition to the Definition Section of Article I: Qualified Matching Contributions means Matching Contributions that are 100% vested when made to the Plan and that are distributable only in accordance with the distribution provisions (other than hardships) applicable to Elective Deferral Contributions. Qualified Nonelective Contributions also means contributions made by the Employer (other than Elective Deferral Contributions and Qualified Matching Contributions) that are 100% vested when made to the Plan and that are distributable only in accordance with the distribution provisions (other than for hardships) applicable to Elective Deferral Contributions. Contributions made by an Adopting Employer shall be treated as Contributions made by the Employer. Forfeitures arising from these Contributions shall be used for the benefit for all Participants.

Effective December 22, 2010, the Plan adopted an amendment to comply with The Heroes Earning Assistance and Relief Tax Act of 2008.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

Full time employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Part time employees are eligible to participate in the Plan on January 1 or July 1 after one year of service. Newly hired employees are automatically enrolled in the Plan and are

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Years of credit service	Vesting percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 17 investment options for participants that include mutual funds and separate pooled accounts in addition to common stock in Popular, Inc.

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum of $16,500 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan.

The Plan Sponsor contributes a matching percentage for each elective deferral contribution made by an employee up to 4% of annual compensation.

Effective March 2009, the Corporation’s matching contribution to the Plan was suspended. The employees were able to continue to make contributions to the Plan and receive the tax benefit, but the Corporation did not make its customary matching contribution.

Participants who are at least age 50 as of the last day of the Plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions (“Catch-Up Contributions”) on a before-tax basis up to a maximum of $5,500.

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
rates ranged from 4.25% to 11%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum.

Plan termination

Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Valuation of investments

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular, Inc. Common Stock is valued at its quoted market price. Non-registered pooled separate accounts managed by Principal Life Insurance Company (“PLIC”) are valued daily based on the market value of the underlying assets in each separate account. The Plan’s interest in the single group annuity contract is valued based on information reported by the issuing insurance company.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provide the framework for measuring fair value. ASC 820 established three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means;

•	If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Pooled Separate Accounts: Valued daily based on the market value of the underlying assets in each separate account.

Common Stock: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Single Group Annuity: Valued at fair value based on information reported by the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$8,544,818			$8,544,818
Small/Mid U.S. Equity	8,518,116			8,518,116
Fixed Income	8,851,827			8,851,827

Total mutual funds	25,914,761			25,914,761

Pooled Separate Accounts
Large U.S. Equity		5,471,082		5,471,082
Small/Mid U.S. Equity		1,572,020		1,572,020
Fixed Income			823,879	823,879
Balanced/Asset Allocation		16,656,960		16,656,960
International Equity		4,640,399		4,640,399

Total Pooled Separate Accounts		28,340,461	823,879	29,164,340

Common Stock	7,125,853			7,125,853
Annuity contract with insurance company			16,966,158	16,966,158

Total assets at fair value	$33,040,614	$28,340,461	$17,790,037	$79,171,112

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds
Large U.S. Equity	$8,142,155			$8,142,155
Small/Mid U.S. Equity	6,459,862			6,459,862
Fixed Income	7,501,780			7,501,780

Total mutual funds	22,103,797			22,103,797

Pooled Separate Accounts
Large U.S. Equity		5,241,701		5,241,701
Small/Mid U.S. Equity		1,185,940		1,185,940
Fixed Income			1,944,881	1,944,881
Balanced/Asset Allocation		14,800,214		14,800,214
International Equity		4,493,046		4,493,046

Total Pooled Separate Accounts		25,720,901	1,944,881	27,665,782

Common Stock	4,732,825			4,732,825
Annuity contract with insurance company			16,689,163	16,689,163

Total assets at fair value	$26,836,622	$25,720,901	$18,634,044	$71,191,567

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010.

	Level 3 Assets
	Year Ended December 31, 2010
	Annuity Contracts	Separate Account

Balance, beginning of year	$16,689,163	$1,944,881
Realized gains/(losses)		$(731,517)
Unrealized gains/(losses) relating to instruments still held at the reporting date	(14,578)	894,217
Interest Credited	510,678
Purchases, sales, issuance and settlements (net)	(219,105)	(1,283,702)

Balance, end of year	$16,966,158	$823,879

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. The participant loans were removed as a level 3 investment and reclassified as notes receivable from participants due to the new accounting update, ASU2010-25 issued by the Financial Accounting Standards Board in September 2010.

Investment income

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in the fair value of investments is a combination of net realized gains (losses) and the unrealized appreciation (depreciation) in the market value of investments remaining in the Plan in 2010. The weighted average cost basis is used when computing realized gain (loss). Dividends are recorded on the ex-dividend date.

Administrative expenses

Legal and other administrative expenses except for loan fees are paid by the Plan Sponsor and, accordingly, have not been reflected in the Plan’s financial statements. Fees imposed to administer loans are used to reduce the participants’ accounts.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals are usually used to reduce contributions otherwise due from the Plan Sponsor. However, since employer contributions were suspended on March 20, 2009, forfeitures were used to reduce Plan expenses. At December 31, 2010, forfeited non-vested accounts totaled $462,571and were included in the Plan’s assets. At December 31, 2009, forfeited non-vested accounts totaled $326,517. During 2010, forfeitures were used to pay Plan expenses of $39,000. During 2009, forfeitures were used to

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
restore those employees’ account affected by a partial Plan termination in the amount of $1,104,969 and to pay Plan expenses of $21,411.

Refundable contributions

Refundable contributions totaled $4,211at December 31, 2010. These excess contributions arose as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations. During 2011, the refundable contributions were returned to the affected employees. Refundable contributions totaled $33,458 at December 31, 2009.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Recent Accounting Pronouncements

For the year ending December 31, 2010, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 10, Subsequent Events, for further discussion of subsequent events.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820-10 Fair Value Measurements and Disclosures to increase transparency in financial reporting. The amendments require that benefit plans disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The adoption of this amendment did not materially impact the Plan’s financial statements as there were no transfers in or out of Level 1 and Level 2 fair value measurements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 amended ASC 962 Plan Accounting-Defined Contribution Pension Plans to clarify how loans to participants should be classified and measured. The amendments require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Adoption of this amendment resulted in segregating participant loans from plan investments on the Statements of Net Assets Available for Benefits and classifying them separately as notes receivable from participants. Interest income on participant loans was

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
segregated from investment income on the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

4.	Investment Contract with Insurance Company

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a single group annuity contract with a fixed rate of interest. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit-responsive investment in the annuity contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan offered the Principal Fixed Income Option for 401a Plans (PFIO) as a stable value investment option to plan participants. PFIO is a benefit-responsive group annuity contract issued by Principal Life Insurance Company (PLIC). The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:
(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.
Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a Stable Value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate 2009	Rate 2010

January 1- June 30	3.50%	3.10%

July 1 - December 31	3.15%	2.90%
By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:
•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.
Benefit Payments are deducted from the value of the Guaranteed Interest Fund, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

If the Plan sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee. In addition, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
5.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

	December 31, 2010			December 31, 2009
	Shares/Unit	Fair Value		Shares/Unit	Fair Value

PIMCO Total Return ADM Fund	815,837	$8,851,827	*	694,609	$7,501,780	*
Fidelity Adv Small CAP Fund	102,997	2,510,040		94,326	2,018,576
Capital R and M AM FDS Growth Fund	139,142	4,171,480	*	147,786	3,979,864
MFS Value R2 Fund	193,169	4,373,338	*	201,857	4,162,291	*
Columbia Mid Cap Value R Fund	174,191	2,341,122		140,367	1,553,865
Munder MidCap Core Growth R Fund	133,005	3,666,954		130,712	2,887,421
Principal Lifetime 2010 SEP Account	125,825	1,864,302		139,070	1,819,289
Principal Lifetime 2020 SEP Account	461,354	7,072,489	*	461,341	6,192,559	*
Principal Lifetime 2030 SEP Account	173,138	2,633,505		160,352	2,123,307
Principal Lifetime 2040 SEP Account	120,855	1,796,833		115,434	1,489,897
Principal Lifetime 2050 SEP Account	192,788	2,819,020		217,055	2,751,342
Principal Lifetime STR INC SEP Account	33,009	470,811		32,853	423,820
Principal Small Company Value SEP Account	41,297	1,572,020		37,857	1,185,940
Principal Large Cap Stock Index SEP Account	102,391	5,471,082	*	112,647	5,241,701	*
Principal Diversified International SEP Account	88,465	4,640,399	*	97,318	4,493,046	*
Principal US Property SEP Account	1,881	823,879		5,126	1,944,881
Principal Fixed Income 401(A)/(K)	1,157,840	16,966,158	*	1,173,095	16,689,163	*
Popular, Inc. Common Stock	2,269,380	7,125,853	*	2,094,170	4,732,825	*

		79,171,112			71,191,567

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,339,684 as follows:

Mutual funds and pooled separate accounts	$6,467,504
Common stock	1,872,180

$8,339,684

The net appreciation in fair value of investments includes the adjustment from fair value to contract value for fully benefit-responsive investment contract of $892,955.

6.	Income Taxes

The Popular, Inc. U.S.A. 401(k) Savings & Investment Plan received a favorable determination letter from the Internal Revenue Service, dated January 31, 2008, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is subject to income tax examinations for 3 years including 2010.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds and pooled separate accounts managed by Principal Investments. Principal Investments is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock and cash of its sponsor, Popular, Inc. In addition, the Plan Sponsor pays certain costs on behalf of the Plan. Fees paid by the Plan Sponsor for administrative services amounted to $39,000 for the year ended December 31, 2010.

8.	Plan Transfers In

The Popular, Inc. U.S.A. Retirement Plan was liquidated in May 2010. Employees had an option to rollover their distributions to the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan. In total, the Plan received $4.9 million from the Retirement Plan liquidation as a result of employees that selected this option. The total amount was recorded in the rollovers and transfer-in balance on the Statement of changes in net assets.

9.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 29, 2011, the date which the financial statements were filed with the Securities and Exchange Commission, and noted no items requiring adjustment of the financial statements or additional disclosures.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2010	Exhibit I

	(c ) Description of		(e) Current
(a) (b) Identity of Issue	investment	(d) cost **	Value

PIMCO Total Return ADM Fund	mutual fund		$8,851,827
Fidelity Adv Small CAP Fund	mutual fund		2,510,040
Capital R and M AM FDS Growth Fund	mutual fund		4,171,480
MFS Value R2 Fund	mutual fund		4,373,338
Columbis Mid Cap Value R Fund	mutual fund		2,341,122
Munder MidCap Core Growth R Fund	mutual fund		3,666,954
* Principal Lifetime 2010 SEP Account	pooled separate account		1,864,302
* Principal Lifetime 2020 SEP Account	pooled separate account		7,072,489
* Principal Lifetime 2030 SEP Account	pooled separate account		2,633,505
* Principal Lifetime 2040 SEP Account	pooled separate account		1,796,833
* Principal Lifetime 2050 SEP Account	pooled separate account		2,819,020
* Principal Lifetime STR INC SEP Account	pooled separate account		470,811
* Principal Small Cap Value SEP Account	pooled separate account		1,572,020
* Principal Large Cap Stock Index SEP Account	pooled separate account		5,471,082
* Principal Diversified International SEP Account	pooled separate account		4,640,399
* Principal US Property SEP Account	pooled separate account		823,879
* Principal Fixed Income 401(A)/(K)	insurance contract		16,966,158
* Popular Inc. Common Stock	common stock		7,125,853

Total			$79,171,112
* Notes Receivable from participants	interest rate range from 4.25% to 11% maturity date range from 7/11 to 11/40		2,093,771

			$81,264,883

*	Party in interest to the Plan.

**	Cost information is not required for participant directed funds.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN (Registrant)
Date: June 29, 2011	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Authorized Representative